SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

INMODE LTD.

(Exact name of registrant as specified in its charter)

Tavor Building, Sha’ar Yokneam

P.O. Box 533

Yokneam 2069206 Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐         No ☒

On June 22, 2026, Serendia LLC (“Serendia”) filed a complaint against InMode Ltd. (the “Company”) and its wholly-owned subsidiary, Invasix Inc., in the United States District Court for the Central District of California.  The lawsuit alleges that the Company infringed four U.S. patents by importing and selling certain microneedling dermatological treatment devices, including the Morpheus8 products and associated platforms and consoles.  The lawsuit seeks unspecified damages and an injunction against the importation and sale of the accused products.  This matter is in its preliminary stages, and the Company has not yet responded to the complaint. As of the date of this filing, the Company is unable to estimate a range of loss, if any, that could result if there were to be an adverse final decision in this matter, and an estimated liability has not been recorded in the Company’s financial statements. Serendia also filed a parallel complaint with the International Trade Commission, seeking a limited exclusion order barring the importation of the products subject to the infringement claim and a cease-and-desist order barring the sale of any corresponding U.S. inventory. The Company intends to deny the allegations of infringement, assert that Serendia’s patents are invalid, and vigorously defend against the claims in both complaints.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InMode Ltd.

By: /s/ Moshik Itzkovich
Moshik Itzkovich
June 25, 2026	Chief Financial Officer